UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            First Capital Bancshares, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   31941G 10 1
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                                 (CUSIP Number)

                                  Joe D. Manis
                               6108 Crestline Road
                        Laurinburg, North Carolina 28353
                                  910-844-1105
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 15, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  31941G 10 1                                               PAGE 2 OF 5

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Joe D. Manis
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [X]
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS

       PF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

          60,239
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     8.   SHARED VOTING POWER

          0
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     9.   SOLE DISPOSITIVE POWER

          60,239
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     10.  SHARED DISPOSITIVE POWER

          0
     ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     60,239
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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions )                                                     [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%
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14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
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
                                                                     PAGE 3 OF 5
Item 1. Security and Issuer

(i) Title of Class of Equity Securities to which this Statement relates: Common Stock

(ii) Name and Address of Principal Executive Offices of Issuer: First Capital Bancshares, Inc., 207 Highway 15/401 Bypass East, Bennettsville, South Carolina 29512.

Item 2. Identity and Background

     (a)-(c) This statement is being filed on behalf of Joe D. Manis , whose address is 6108 Crestline Road, Laurinburg, North Carolina 2353. Mr. Manis is a member of the Board of Directors of the Issuer. Mr. Manis is the president of Maxton Custom Builders, Inc.,(modular home manufacturer), Maxton, North Carolina.

     (d),(e) During the last five years, Mr. Manis has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)       Mr. Manis is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Manis acquired 34,789 shares in a private transaction at $8.05 per share. The purchase was made with personal funds.

Item 4. Purpose of Transaction

The shares were acquired for investment. Mr. Manis may purchase up to an additional 17,026 shares but otherwise has no current plans to acquire additional shares or dispose of shares, though he reserves the right to do either if he subsequently deems it appropriate.

Item 5. Interest in Securities of the Issuer

(a) Mr. Manis beneficially owns 60,239 shares of the Issuer's common stock, or 10.7%. The percentage calculation is based on outstanding share information derived from the Issuer's Form 10-QSB for the quarter ended June 30, 2002.
(b) Mr. Manis has the sole power to vote and dispose of 60,239 of the shares beneficially owned by him.
(c) Mr. Manis acquired 34,789 shares of the Issuer's common stock in a privately negotiated transaction on August 15, 2002, for $8.05 per share and has had no other transactions in the Issuer's common stock in the past sixty days.

     (d) No other person is known by Mr. Manis to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares beneficially owned by him.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Thereare no contracts, arrangements, understandings or relationships between Mr. Manis and any other person relating to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

         None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2002

                                 s/Joe D. Manis
                                   ---------------------------------------------
                                  Joe D. Manis